November 30, 2009

Ms. Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Health Care Services
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	OmniaLuo Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
File No. 000-52040

Dear Ms. Jenkins:

OmniaLuo, Inc. (the “Company”) has received the Staff’s comment letter, dated October 28, 2009, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2008, filed with the Staff on March 31, 2009 (the “Form 10-K”).  We thank you and other members of the Staff for your prompt response to our request for comments.

We have responded to each of the Staff’s comments either by providing a confirmation as requested by the Staff or providing an explanation if we have not so revised the Form10-K.

Our responses to the Staff’s comments are as follows (the numbered paragraphs below correspond to the numbered paragraphs of the Staff’s comment letter, which has been retyped in bold for your ease of reference):

General

1.           Please be advised that the cover pages of Form 10-K and Form 10-Q contain an incorrect Commission File Number.  Please include the correct number which is 000-52040 in future filings.

In response to the Staff’s comment, the Company hereby confirms that the Company has revised the File Number in the 2009 third quarter filing.

2.           To the extent that your Form 10-K is revised in response to our comments below, please revise the subsequent interim filings on Form 10-Q to conform to the changes.

November 30, 2009

As requested by the Staff, the Company will revise interim filings on Form 10-Q to conform to the changes to be made to the Form 10-K.

Form 10-K for Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

3.           We note your selected consolidated statement of income data includes “total segment profit,” a non-GAAP financial measure as defined by Item 10(e)(2) of Regulation S-K.  Please revise to provide the required disclosures under Item 10(e)(1)(i) of Regulation S-K.  Please refer to Question 21 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003, which can be found on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

As requested by the Staff, the Company will provide the required disclosures under Item 10(e)(1)(i) of Regulation S-K.

4.           You state in the Inventories policy note that inventories are written down for estimated obsolescence and lack of marketability based upon assumptions about future demand and market conditions.  In view of the significant amount of inventory manufactured to meet 2008 sales targets and the resulting slow sales and closing of non-performing stores in 2008, tell us how you evaluated inventory for possible write-down at year-end and describe the assumptions you made regarding future demand and market conditions.  Tell us how your assumptions of future demand have compared to actual results in 2009.  Also describe to us the basis for recognizing a recovery of obsolete inventory based upon the difficult market conditions that existed in 2008.

We respectfully note the Staff’s comment.  In response, we would like to clarify that the accounting policy of the Company is to provide 50% provision on inventories aged over 1 year.  The above provision provided for obsolete inventories is based on the assumption that inventories returned from self-owned stores or distributor stores because of absence of colors and sizes during the preceding year are sold at a price of 50% or 60% off during the current year.  In 2009, we estimated the future demand and market conditions were similar to that in 2008, and the company disposed of quite a lot of inventories aged over 1 year at a lower price.  We also expect to provide 50% provision for obsolete inventories in 2009.

The inventories on which allowance for obsolete inventories was provided for during the year ended December 31, 2007 were sold during the year ended December 31, 2008.  Accordingly, there was a recovery of obsolete inventories in 2008.  No inventories that had been written down have been marked up.

November 30, 2009

Notes to Consolidated Financial Statements, page 6

3.  Summary of significant accounting policies, page 8

Principles of consolidation, page 8

5.           We note that co-owned stores are owned jointly by you and a co-ownership partner (“partner”).  Your partner receives 30% of the revenue from co-owned stores, after deducting the minimum payments to the landlord.  You also share operating expenses evenly with your partner; however, you made 70% of the upfront investment.  We also note that you retain full ownership of the inventory delivered to the co-owned stores.  Please explain to us whether you consolidate these co-owned stores and the basis for your conclusion.  Also, please tell us how you considered EITFs 07-1 and 99-19 with respect to the income statement classification of the revenues and operating expenses you share with your partner.

We respectfully note the Staff’s comment.  In response, we would like to clarify that the Company has included the co-owned stores (not legal separate entities) in the financial statements on a gross basis resulting from the factors as follows: (i) the Company is the primary obligator to the customer as we are responsible for fulfillment and customer remedies in the event of dissatisfaction; (ii) the Company retains inventory risk of the unsold inventories in the co-owned stores; and (iii) the Company has complete latitude to set the prices for the products and the net amount to be earned varies with that selling price.  Accordingly, the Company is the principal of these transactions according to EITF 99-19.  The costs incurred and revenues generated from the co-owned stores are recorded on a gross basis in the financial statements of the Company according to EITF 07-1.  The payments to the partner of the co-owned stores are recorded as expenses of the Company.

Inventories, page 9

6.           We note from your disclosure that you recognized a $65,456 recovery of obsolete inventory in 2008. Please explain to us the nature of the recovery and tell us how you considered Staff Accounting Bulletin Topic 5 BB, which states that a write-down of inventory to the lower of cost or market at the close of a fiscal period creates a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances.

We respectfully note the Staff’s comment.  In response, we would like to clarify that the inventories on which allowance for obsolete inventories was provided for during the year ended December 31, 2007 were sold during the year ended December 31, 2008.  Accordingly, there was a recovery of obsolete inventory in 2008.  No inventories that had been written down have been marked up.

November 30, 2009

7.           We note that you closed 37 stores in the months of November and December 2008 and an additional 43 stores through February 2009.  Tell us the nature and amount of any costs, e.g., one-time termination benefits, contract termination costs, inventory write downs, etc. incurred in relation to these exit activities and revise future filings to provide the necessary disclosures.  See paragraph 20 of SFAS 146.

We respectfully note the Staff’s comment.  In response, we would like to clarify that the 37 stores closed in 2008 include 5 self-owned stores, 16 co-owned stores, and 16 independent distributors.  The 43 stores closed in February 2009 were all independent distributor stores.

The Company did not pay any one-time termination benefits or contract termination costs regarding the closure of self-owned and co-owned stores.  The unsold inventory kept in the stores, which was for the then current season, was returned to us and sold to customers through other stores.  We did not consider allowance of obsolete inventories as necessary because the returned inventories are all for current season aged within 1 year.

All the costs of independent distributor stores, if any, incurred in relation to these exit activities were borne by the distributor stores.

5.  Income taxes, page 14

8.           We note from your disclosure that you are subject to US tax laws and due to your current policy to reinvest earnings from your non-US operations, you have not provided deferred taxes on undistributed earnings of your non-US subsidiaries.  Please provide in future filings the required disclosures under paragraph 44 of SFAS 109 or tell us why you believe these disclosures are not necessary.

As requested by the Staff, the Company will provide the required disclosure in relation to the income taxes in the future filings.

7.  Trade receivables, page 16

9.           We note your disclosure on page 9 stating that you have trade receivables that are due after one year and up to three years.  However, all of your trade receivables are classified as current assets.  Tell us why these trade receivables are classified as current.

November 30, 2009

We respectfully note the Staff’s comment.  In response, we would like to clarify that the information on page 9 refers to the Company’s provisioning policy on trade accounts receivable.  The Company hereby confirms that all trade receivables as of December 31, 2008 were aged within 1 year and were properly classified under current assets.

Item 9A (T). Controls and Procedures

Disclosure Controls and Procedures

10.           You disclosed in part that “management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives...”  Please confirm to us and revise your disclosure in future filings to clarify, if true, that your disclosure controls and procedures are also effective in providing reasonable assurance.  Refer to Section II.F.4 of SEC Release No. 33-8238.

As requested by the Staff, the Company will revise and clarify the disclosure in relation to the effectiveness of the disclosure controls and procedures that provide “reasonable assurance” in future filings.

Changes in Internal Controls over Financial Reporting

11.           Please confirm to us and revise your disclosure in future filings to clarify, if true, that there were no material changes in your internal control over financial reporting during the last fiscal quarter or the fourth fiscal quarter for an annual report.  Refer to Item 308T(b) of Regulation S-K.

As requested by the Staff, the Company hereby confirms there are no material changes in the internal control over financial reporting during the last fiscal quarter or the fourth fiscal quarter for the year ended December 31, 2008.

Forms 10-p for the Fiscal Quarters Ended March 31, 2009 and June 30, 2009

Exhibits 31.1 and 31.2 — Section 302 Certifications

12.           Please amend to provide your Section 302 certifications in exactly the same form set forth in Item 601(b)(31) of Regulation S-K.  In this regard, you should make the following revisions:

(a)	Remove “for the quarter ended March 31, 2009” and “for the quarter ended June 30, 2009” from the first paragraph;
(b)	Reflect the introductory language of paragraph 4; and
(c)	Include paragraph 4(b) to reference to internal controls over financial reporting.

November 30, 2009

As requested by the Staff, the Company will make the amendments and revisions according to the instructions indicated in the letter in the Section 302 certifications in Form 10-Qs.

* * * *

The Company hereby acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and, (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your attention to this matter.  If you would like to discuss any of the foregoing, you may reach me in my office at +86-755-8245-1808.  In the event of my absence, you may reach David Wang at 86-15601898609.

Sincerely, OmniaLuo, Inc.

By:	/s/ Zheng Luo
Zheng Luo
Chief Executive Office and Chairwoman

cc:	Mr. Steve Lo
Mr. Nasreen Mohammed
United States Securities and Exchange Commission

David Wang, Chief Financial Officer (Principal Financial and Accounting Officer)
OmniaLuo Inc.

Carmen Chang, Esq.
Don S. Williams, Esq.
Laura Luo, Esq.
Wilson Sonsini Goodrich & Rosati